Exhibit 12.1
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
	2005	2004	2003	2002	2001
Interest expense per financial statements(1)	$44,165	$33,343	$6,762	$6,216	$6,956
Interest expense related to rent(2)	167	187	421	553	548

Total fixed charges	$44,332	$33,530	$7,183	$6,769	$7,504

Net income per financial statements	$22,591	$254,555	$58,389	$50,422	$42,141
Interest expense	44,165	33,343	6,762	6,216	6,956
Minority loss	218	213	400	1,040	420

Total earnings	$66,974	$288,111	$65,551	$57,678	$49,517

Ratio of earnings to fixed charges	1.5 x	8.6 x	9.1 x	8.5 x	6.6 x

(1)	Interest expense includes interest expense on ATM funding arrangements, borrowings and the amortization of capitalized debt issuance costs related to all borrowings.

(2)	One-third of all rental expense is deemed to be interest.